Exhibit 99.1

ATTUNITY ANNOUNCES
2012 ANNUAL GENERAL MEETING

Burlington, MA– November 20, 2012 – Attunity Ltd. (NASDAQ: ATTU), a leading provider of information availability software solutions, announced today that its 2012 Annual General Meeting of Shareholders will be held on Thursday, December 27, 2012 at 10:00 a.m. Israel time, at the offices of the Company, Kfar-Netter Industrial Park, Kfar-Netter, Israel. The record date for the meeting is November 20, 2012.

The agenda of this announced annual general meeting is as follows:

1.	To re-elect Shimon Alon, Dov Biran, Dan Falk and Ron Zuckerman as directors of the Company;

2.	To approve modifications to the terms of compensation of our non-employee directors;

3.	To approve modifications to the terms of employment of Mr. Shimon Alon as our Chief Executive Officer;

4.	To approve the adoption of the Attunity 2012 Stock Incentive Plan;

5.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent auditors and to authorize the board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services; and

6.	To review and consider the auditors’ report and the Company’s consolidated financial statements for the year ended December 31, 2011.

Items 1-5 require the approval of a simple majority of the shares voted on the matter; provided that, with respect to Item 3, (i) the shares voting in favor of such resolution include a majority of the shares voted by shareholders who do not have a "personal interest" in the matter (as such term is defined in the Companies Law), or (ii) the total number of shares voted against the resolution by such shareholders does not exceed 2% of Attunity’s outstanding shares. Item 6 does not require a vote.

In the absence of requisite quorum of shareholders in the meeting, the meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company's Articles of Association. In accordance with the Companies Law, position statements must be delivered to the Company no later than 10 days following the record date.

Additional Information and Where to Find It

In connection with the meeting, Attunity will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission (SEC) on Form 6-K, which may be obtained for free from the SEC's website at www.sec.gov, the Company’s website at www.attunity.com or by directing such request to the Company's Investor Relations below.

About Attunity

Attunity is a leading provider of information availability software solutions that enable access, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, change data capture (CDC), data connectivity, enterprise file replication (EFR) and managed-file-transfer (MFT). Using Attunity’s software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube.

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© 2012  Attunity . All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Todd Fromer / Garth Russell
KCSA Strategic Communications
P: + 1 212-682-6300
tfromer@kcsa.com / grussell@kcsa.com

Dror Elkayam, CFO
Attunity Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com